UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CHINA BROADBAND, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16938M 104

(CUSIP Number)

Clive Ng, c/o China Broadband, Inc.
1900 Ninth Street, 3rd Floor, Boulder, Colorado 80302
(303) 449-7733

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continues on following pages)

CUSIP No. 16938M 104	Schedule 13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Clive Ng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Malaysia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 34,111,201[1]
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 34,111,201[1]
	10	SHARED DISPOSITIVE POWER:

(1) Includes 3,582,753 shares issued to 88 Holdings, Inc. and 30,528,448 shares held by China Broadband Partners, Ltd., pursuant to the Share Exchange Agreement dated as of January 23, 2007 (the “Share Exchange”). Mr. Ng controls and owns 100% beneficial ownership over these entities. In addition, includes the private sale of an aggregate of 471,552 shares by China Broadband Partners, Ltd. on July 12, 2007 to one accredited investor for aggregate gross proceeds of $495,131 as previously reported by the Reporting Person on July 16, 2007. Prior to the aforementioned private sale, the Reporting Person owned an aggregate of 34,582,753 shares of the Issuer.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,111,201[1]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 16938M 104	Schedule 13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 88 Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,582,753[2]
	8.	SHARED VOTING POWER: 30,528,448[2]
	9.	SOLE DISPOSITIVE POWER: 3,582,753[2]
	10	SHARED DISPOSITIVE POWER: 30,528,448[2]

(2) Includes 3,582,753 shares issued to 88 Holdings, Inc. and 30,528,448 shares held by China Broadband Partners, Ltd., pursuant to the Share Exchange Agreement dated as of January 23, 2007 (the “Share Exchange”). Mr. Ng controls and owns 100% beneficial ownership over these entities. In addition, includes the private sale of an aggregate of 471,552 shares by China Broadband Partners, Ltd. on July 12, 2007 to one accredited investor for aggregate gross proceeds of $495,131 as previously reported by the Reporting Person on July 16, 2007. Prior to the aforementioned private sale, the Reporting Person owned an aggregate of 34,582,753 shares of the Issuer.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,111,201[2]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 16938M 104	Schedule 13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): China Broadband Partners, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 30,528,448[3]
	8.	SHARED VOTING POWER: 3,582,753[3]
	9.	SOLE DISPOSITIVE POWER: 30,528,448[3]
	10	SHARED DISPOSITIVE POWER: 3,582,753[3]

(3) Includes 3,582,753 shares issued to 88 Holdings, Inc. and 30,528,448 shares held by China Broadband Partners, Ltd., pursuant to the Share Exchange Agreement dated as of January 23, 2007 (the “Share Exchange”). Mr. Ng controls and owns 100% beneficial ownership over these entities. In addition, includes the private sale of an aggregate of 471,552 shares by China Broadband Partners, Ltd. on July 12, 2007 to one accredited investor for aggregate gross proceeds of $495,131 as previously reported by the Reporting Person on July 16, 2007. Prior to the aforementioned private sale, the Reporting Person owned an aggregate of 34,582,753 shares of the Issuer.

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 34,111,201[3]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 68.2%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

SCHEDULE 13D

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $.001 per share (the “Common Stock”), of China Broadband, Inc., formerly Alpha Nutra, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1900 Ninth Street, 3rd Floor, Boulder, Colorado 80302.

Item 2. Identity and Background.

(a) Name of Person Filing. This Schedule 13D is being filed by Clive Ng individually, and on behalf of 88 Holdings, Inc. and China Broadband Partners, Ltd. (collectively, the “Reporting Persons”). Mr. Ng controls and owns 100% beneficial ownership over these entities.

(b) Address of Principal Business Office. The principal business offices of the Reporting Persons is 1900 Ninth Street, 3rd Floor, Boulder, Colorado 80302.

(c) Mr. Ng is the President and Chairman of the Board of Directors of the Issuer. The principal businesses of 88 Holdings, Inc. and China Broadband Partners, Ltd. is the holding of investments for Mr. Ng.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

(f) Citizenship. Mr. Ng is a Malaysian citizen. 88 Holdings, Inc. is a Colorado corporation and China Broadband Partners, Ltd. is a British Virgin Islands corporation.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of the Issuer in accordance with a certain Share Exchange Agreement (the “Share Exchange”) dated as of January 23, 2007 by and between the Issuer, China Broadband Ltd., a Cayman Islands corporation (“China Broadband Cayman”) and the four shareholders of China Broadband Cayman (including the Reporting Persons), resulting in China Broadband Cayman becoming a wholly owned subsidiary of the Issuer. The Issuer acquired all of the shares of China Broadband Cayman from its four shareholders (including the Reporting Persons) in exchange for the issuance of an aggregate of 37,865,506 shares of Common Stock of the Issuer to the four shareholders of China Broadband Cayman, including the shares being reported in this Schedule 13D to the Reporting Persons, resulting in such shareholders controlling the Issuer. In addition, the Issuer assumed obligations of China Broadband Cayman pursuant to the Share Exchange.

Item 4. Purpose of Transaction.

The Reporting Persons entered into the above-described transaction to effect a change in control of the Issuer.

Effective as of the closing date of the Share Exchange on January 23, 2007, new members of management, including Mr. Ng, were appointed to the Board of Directors and as executive officers of the Issuer, and the Issuer’s prior officers and directors, Mark L. Baum and James B. Panther, II, resigned from all officer and director positions with the Issuer.

Effective May 4, 2007, the Issuer changed its corporate name to China Broadband, Inc. to reflect the Issuer’s acquisition of an operating broadband cable Internet business in the Jinan region of the People’s Republic of China. This action was taken subsequent to the Issuer’s stockholders representing a majority of the Issuer’s issued and outstanding shares of Common Stock consenting in writing to such action.

Except as described above, the Reporting Persons have no definitive plan, arrangement or understanding to seek (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) to cause the Issuer to engage in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) to sell or transfer a material amount of assets of the Issuer or any of its subsidiaries, (iv) to cause the Issuer to change its current board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, (vi) to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities organization, (vii) to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (viii) to take any action similar to the above.

Item 5. Interest in Securities of the Issuer.

The Reporting Persons currently own an aggregate of 34,111,201 shares of Common Stock of the Issuer, including 3,582,753 shares by 88 Holdings, Inc. and 30,528,448 shares by China Broadband Partners, Ltd., which represents 68.2% of the Issuer's Common Stock based on 50,048,000 shares of Common Stock issued and outstanding. Mr. Ng has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set forth in Items 3 and 4 of this Schedule 13D, the Reporting Persons have not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3. above.

Item 7. Material to Be Filed as Exhibits.

(1)	Not applicable.

(2)
Share Exchange Agreement dated as of January 23, 2007 by and among the Issuer, China Broadband, Ltd. and its shareholders filed as an exhibit to the Issuer’s Annual Report on Form 10-KSB filed with the Commission on May 25, 2007 and incorporated herein by reference.

(3)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 8, 2007

/s/ Clive Ng______________________ Clive Ng

88 HOLDINGS, INC.

By: /s/ Clive Ng___________________ Name: Clive Ng Title: President

CHINA BROADBAND PARTNERS, LTD.

By: /s/ Clive Ng___________________ Name: Clive Ng Title: President